UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41418

Lytus Technologies Holdings PTV. Ltd.

 (Translation of registrant’s name into English)

Business Center 1, M Floor
The Meydan Hotel
Nad Al Sheba, Dubai, UAE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒            Form 40-F  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 19, 2023, the Board of Directors (the “Board”) of Lytus Technologies Holdings PTV. Ltd. (the “Company”) unanimously resolved to remove Mr. Sanjeiiv Chaudhry, a member of the Board, in accordance with British Virgin Islands law, from the Board and all committees thereof due to Mr. Chaudhry no longer being an “independent” director within the meaning of Nasdaq Listing Rule 5605(a)(2).

Mr. Chaudhry served as a member of the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Company will seek to appoint a replacement prior to or on its next meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2023

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya
Chief Executive Officer

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